Exhibit 99.17

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA REPORTS
THIRD QUARTER 2011 RESULTS

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, November 8, 2011 – Brookfield Office Properties Canada (BOX.UN: TSX), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended September 30, 2011 was $50.7 million or $0.55 per unit, compared to $39.0 million or $0.42 per unit during the same period in 2010.

Funds from operations (“FFO”) for the three months ended September 30, 2011, was $30.0 million or $0.32 per unit, compared with $34.9 million or $0.38 per unit during the same period in 2010. Adjusted funds from operations (“AFFO”) was $23.6 million or $0.25 per unit for the three months ended September 30, 2011, compared to $27.0 million or $0.29 per unit during the same period in 2010.

Commercial property net operating income for the three months ended September 30, 2011 was $56.9 million, compared with $60.3 million during the same period in 2010.

The prior period in 2010 included a one-time termination income of $5 million. On a comparative basis excluding the termination income, FFO, AFFO and net operating income in the prior period were $29.9 million, $22.0 million and $55.3 million, respectively.

HIGHLIGHTS OF THE THIRD QUARTER

Continuing its pro-active leasing strategy in the third quarter of 2011, Brookfield Office Properties Canada leased 1.1 million square feet of space during the quarter, consisting primarily of pre-leasing and renewals. The significant leasing efforts during the quarter brings the Trust’s year-to-date leasing total to 2.5 million square feet.

The Trust’s occupancy rate finished the quarter at 97.8%, up 70 basis points from year-end 2010. This compares favourably with the Canadian national average of 92.5%.

Leasing highlights include:

Calgary – 693,000 square feet
•	A 10-year renewal with Talisman Energy for 527,000 square feet at Bankers Hall
•	A 12-year renewal with Bennett Jones Services Ltd. for 161,000 square feet at Bankers Hall

Toronto – 384,000 square feet
•	A three-year renewal and expansion with the Department of Justice for 204,000 square feet at Exchange Tower
•	A three-year renewal with a professional services firm for 98,000 square feet at Bay Wellington Tower
•	A six-year renewal with Boston Consulting Group for 25,000 square feet at Bay Wellington Tower

Renewed normal course issuer bid. Brookfield Office Properties Canada may, during the twelve month period commencing November 5, 2011 and ending November 4, 2012, purchase on the Toronto Stock Exchange up to 1,305,347 trust units, representing approximately 5% of its issued and outstanding trust units.

Reappointed Bryan Davis as Chief Financial Officer. Rael Diamond has been appointed to a senior management role with Rouse Properties, the spin-off company of General Growth Properties.

OUTLOOK
"Leasing activity has been strong throughout the year; through the third quarter we have already surpassed our full leasing total from a year ago," said Jan Sucharda, president and chief executive officer of Brookfield Office Properties Canada. “The energy industry continues to drive demand in Calgary, with several firms making long-term commitments to large blocks of space.”

* * *

Net Operating Income, FFO and AFFO
This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). FFO is defined as net income prior to extraordinary items, one-time transaction costs, valuation adjustments, and certain other non-cash items if any. AFFO is defined as FFO net of normalized second generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release.  Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Distribution Declaration
The Board of Trustees of Brookfield Office Properties Canada announced a distribution of $0.09 per trust unit payable on December 15, 2011 to holders of trust units of record at the close of business on November 30, 2011.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Office Properties Canada. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the Trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada including the Trust’s most recent Interim Report under the heading “Management’s Discussion and Analysis.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Supplemental Information
Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldofficepropertiescanada.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 19 premier office properties totaling 14.2 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(Cdn Millions)	Sept. 30, 2011	Dec. 31, 2010

Assets
Commercial properties	$4,064.7	$3,965.0
Tenant and other receivables	18.7	15.4
Other assets	10.6	6.4
Cash and cash equivalents	155.3	20.4
	$4,249.3	$4,007.2

Liabilities
Commercial property debt	$1,742.4	$1,591.8
Accounts payable and other liabilities	98.8	70.5

Equity
Trust units	550.4	550.2
Unitholders’ retained earnings	111.6	93.9
Non-controlling interest(1)	1,746.1	1,700.8
	$4,249.3	$4,007.2
(1) Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME

(Cdn Millions, except per unit amounts)	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10(1)
Commercial property operations
Revenue	$109.0	$111.1	$326.0	$317.0
Operating expenses	52.1	50.8	153.7	150.2
	56.9	60.3	172.3	166.8
Investment and other income	0.1	0.1	0.6	1.0
	57.0	60.4	172.9	167.8
Expenses
Interest	23.1	21.7	67.2	64.2
General and administrative	3.9	3.8	11.8	11.4
Transaction costs	-	-	-	4.9
Income before fair value gains	30.0	34.9	93.9	87.3
Fair value gains	20.7	4.1	44.6	7.3
Net income and comprehensive income	$50.7	$39.0	$138.5	$94.6
Net and comprehensive income attributable to:
Unitholders	$14.2	$8.5	$38.8	$20.6
Non-controlling interest	36.5	30.5	99.7	74.0
	$50.7	$39.0	$138.5	$94.6
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Net income per Trust unit	$0.55	$0.42	$1.49	$1.02
(1)Prior year financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust been a stand-alone entity during the years presented.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10(1)
Net income	$50.7	$39.0	$138.5	$94.6
Add (deduct):
Fair value gains	(20.7)	(4.1)	(44.6)	(7.3)
Transaction costs	-	-	-	4.9
Funds from operations	$30.0	$34.9	$93.9	$92.2
Funds from operations – unitholders	8.4	7.6	26.3	20.1
Funds from operations – non-controlling interest	21.6	27.3	67.6	72.1
	$30.0	$34.9	$93.9	$92.2
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Funds from operations per Trust unit	$0.32	$0.38	$1.01	$0.99

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10(1)
Funds from operations	$30.0	$34.9	$93.9	$92.2
Add (deduct):
Straight-line rental income	(1.7)	(3.6)	(9.9)	(15.5)
Normalized 2nd generation leasing commissions and tenant improvements(2)	(3.8)	(3.5)	(11.4)	(10.5)
Normalized sustaining capital expenditures(2)	(0.9)	(0.8)	(2.7)	(2.4)
Adjusted funds from operations	$23.6	$27.0	$69.9	$63.8
Adjusted funds from operations – unitholders	6.6	5.9	19.6	13.9
Adjusted funds from operations – non-controlling interest	17.0	21.1	50.3	49.9
	$23.6	$27.0	$69.9	$63.8
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Adjusted funds from operations per Trust unit	$0.25	$0.29	$0.75	$0.68
(1)Prior year financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust been a stand-alone entity during the years presented.
(2)As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.